EXHIBIT 23.2

Consent of Independent Auditors

We consent to the reference to our firm under the caption "Experts" in the Post-Effective Amendment No. 1 to the Registration Statement (Form S-3 No. 333-39324) and related Prospectus of Chelsea Property Group, Inc. for the registration of $184,930,000 of its shares of common stock, preferred stock and/or preferred stock represented by depository shares and CPG Partners L.P. for the registration of $450,000,000 in one or more series of unsecured nonconvertible debt securities and to the incorporation by reference therein of our report dated February 15, 2002, with respect to the consolidated financial statements and schedule of Chelsea Property Group, Inc.and CPG Partners L.P. included in their Annual Reports (Form 10-K) for the year ended December 31, 2001, filed with the Securities and Exchange Commission.

ERNST & YOUNG LLP

New York, New York
April 18, 2002